Exhibit 99.1

XP INC. REDUCES PRICING FOR ONLINE TRADING BY ELIMINATING STOCK BROKERAGE FEES AT RICO AND REDUCING XP DIRECT FEES BY 75%

São Paulo, Brazil, September 14, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced the elimination of brokerage fees for online stock trades at Rico, our online-only solution for self-directed investors, and a reduction of 75% at XP Direct (B2C) for the same type of trades.

Guilherme Benchimol, XP’s founder and CEO commented, “democratizing investments in Brazil has been the company’s core mission since its inception in 2001. Brazilians are in the early stages of an unprecedented opportunity to diversify their investments and shift allocations, which are still concentrated in high-fee fixed income products. Our decision to reduce online brokerage fees at Rico and XP Direct is aimed at lowering barriers for millions of Brazilians to invest in XP’s high-quality product platform and content to support them in their long-term journeys.” He added, “fostering the market and facilitating access to superior alternatives is even more important in a low interest rate environment.”

In terms of the impact on XP’s financials, Bruno Constantino, CFO, estimates a 2% reduction to total gross revenue based on Rico and XP Direct online equity trade revenues in 1H20. “We strongly believe that the long-term benefits to our ecosystem related to the reduction in fees will more than offset short-term financial impacts. As we saw when we successfully eliminated brokerage fees at Clear, we expect ongoing growing in Active Clients, their engagement and satisfaction and, consequently, a lower client acquisition cost.”

Exhibit 1: Financial Impact

1H20	(in R$ mn)	% of Gross Revenue
XP Inc. Total Gross Revenue	3,897	100%
Online Brokerage Commissions (Rico + XP Direct)	76	2%

Mr. Constantino continued, “furthermore, we understand that the initiative has potential to drive higher Net Inflows, AUC and cross selling opportunities across the platform to generate and grow other revenues. The strategic move will accelerate the disruption in the Brazilian financial markets led by XP, and while two million new individuals have joined the B3 over the past two years, we are still in the early stages of this. The Brazilian retail investor, with less than R$3 million, maintains around a 3% allocation to equities, which is very low. We believe that the ongoing equitization process in Brazil will accelerate and that number of individuals in the stock market could surpass 10 million in the next two to three years.”

In practical terms, from September 14th onwards, self-directed online trades of stocks and BDRs at Rico and XP Direct will follow the new price table below (Exhibit 2). Pricing for trades of options, commodities and other derivatives is not impacted. Pricing for orders executed online by IFA clients and through trading desks or push notifications (IFA and Direct) is also not impacted.

Exhibit 2: Pricing Old vs New

Online Brokerage Fee (Full - No Discount)	Rico - Old	Rico - New	XP Direct - Old	XP Direct - New
Day Trade	R$ 7.50	R$ 0.00	R$ 12.00	R$ 2.90
Swing Trade	R$ 7.50	R$ 0.00	R$ 18.90	R$ 4.90

We are proud that the scale and diversification that our business model reached throughout the years has allowed us to contribute to the development of the Brazilian capital market while accelerating our growth. As the leader in the equities and derivatives retail markets, we believe that XP Inc. can further consolidate its leadership position following the recently announced pricing changes.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com